September 26, 2005

Mail Stop 4561

John W. Thompson
Chairman and Chief Executive Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

	RE:	Symantec Corporation
		Registration Statement on Form S-3
		Filed on August 30, 2005
		File No. 333-127958

		Registration Statement on Form S-3
		Filed on August 30, 2005
		File No. 333-127959

Dear Mr. Thompson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statements on Form S-3
General
1. We note that you have two pending confidential treatment requests
(control numbers 16816 and 17182). As you know, we issued a comment letter regarding these confidential treatment requests on September
23, 2005.  Please be advised that we


will not be in a position to declare your registration statements effective until our review of these confidential treatment requests has been completed.

Prospectus Cover Page
2. Please expand the disclosure on the cover page of your prospectuses to provide information regarding each of the other pending offerings, including the number of shares being offered under each of the other registration statements.

Incorporation of Documents by Reference
3. We note that you filed a Form 8-K on September 12, 2005 and a Form
8-K/A on September 16, 2005. Please revise this section of each of your registration statements to reflect these additional filings and ensure that this section is updated to reflect all future filings that are required to be incorporated by reference and are made prior to effectiveness. See H.69 of the July 1997 CF Manual of Publicly Available Telephone Interpretations.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact Sara
Kalin at (202) 551-3454 or me at (202) 551-3730.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:  	Daniel J. Winnike, Esq.
	Andrew Y. Luh, Esq.
      Fenwick & West, LLP
      801 California Street
      Mountain View, California 94041
	Fax No.: (650) 938-5200

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Symantec Corp.
September 26, 2005
Page 1